Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:

We have read Item 4.01 of the Form 8-K dated on or about September 10, 2019, of mCig Inc. and are in agreement with the statements contained therein inasmuch as they relate to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Dov Weinstein & Co. CPA (Isr)

December 15, 2019